CONSENT OF PIERRE ROCQUE

The undersigned hereby consents to the inclusion of information related to the mineral properties of Kirkland Lake Gold Ltd. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	the technical report entitled “Macassa Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017,”
(b)	the technical report entitled “Holt-Holloway Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017,”
(c)	the technical report entitled “Hislop Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017,”
(d)	the technical report entitled “Taylor Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017,”
(e)	the disclosure related to the Macassa Property and the Taylor Property in the Annual Information Form of the Company dated March 30,
(f)	the Company’s Management’s Discussion and Analysis for the period ended March 31, 2017 and 2016,
(g)	the Management’s Discussion and Analysis of the Company for the year ended December 31, 2016 and the eight months ended December 31, 2015,
(h)	the News Release of the Company dated December 12, 2016,
(i)	the News Release of the Company dated January 9, 2017,
(j)	the News Release of the Company dated February 27, 2017,
(k)	the News Release of the Company dated March 28, 2017,
(l)	the News Release of the Company dated March 29, 2017,
(m)	the News Release of the Company dated March 30, 2017,
(n)	the News Release of the Company dated April 12, 2017,
(o)	the News Release of the Company dated May 4, 2017,
(p)	the News Release of the Company dated July 9, 2017, and
(q)	the Management’s Discussion and Analysis of the Company for the three and six months ended June 30, 2017 and 2016,
(r)	the News Release of the Company dated August 2, 2017 (collectively, the “Exhibits”).

The undersigned further consents to reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Pierre Rocque
Name: Pierre Rocque, P. Eng.
Title: VP, Canadian Operations, Kirkland
Lake Gold Ltd.

Date: August 4, 2017